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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49876

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RMS Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

86 Mobile Ave
(No. and Street)

Staten Island | NY | 10306
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Prinzi, Jr CPA | 718-748-2300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prinzi, Richard M.
(Name — *if individual, state last, first, middle name*)

8403 7th Avenue | Brooklyn | NY | 11228
(Address) | (City) | (State) | (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2004 WASH. D.C. 181

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 30 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/29

OATH OR AFFIRMATION

I, Rick Saltalamachea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RMS Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

LUANN DREXLER
Notary Public
State of New Jersey
My Commission Expires December 15, 2008

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RMS Securities, Inc.

Index To Financial Statements

Richard Prinzi, Jr.
Certified Public Accountant
8403 7th Avenue
Brooklyn, NY 11228
(718) 748-2300

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To RMS Securities, Inc.:

I have audited the accompanying balance sheet of RMS Securities, Inc. (a corporation) as of December 31, 2003, and the related statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMS Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year ended December 31, 2003, in conformity with generally accepted accounting principles In the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard Prinzi, Jr. CPA
February 29, 2004

RMS Securities, Inc.

Balance Sheet
December 31, 2003

Assets

Current Assets:	
Cash	$ 13,423
Other Receivables	6,315
Total Current Assets	19,738
Furniture & Equipment	5,078
Accumulated Depreciation	(3,859)
Net Book Value	1,219
Total Assets	$ 20,957

Liabilities And Shareholders' Equity

Current Liabilities:	
Other Payable	$ 10,747
Accrued Taxes	487
Total Current Liabilities	11,234
Total Liabilities	11,234
Shareholders' Equity:	
Common Stock, .001 Par Value, 10,000,000 Shares Authorized, 905,000 Shares Issued and Outstanding	905
Additional Paid in Capital	58,922
Retained Earnings	(50,104)
Total Shareholders' Equity	9,723
Total Liabilities and Shareholders' Equity	$ 20,957

See Accompanying Notes to Financial Statements

RMS Securities, Inc.

Statement of Operations
For the Year Ended December 31, 2003

Income:	
Commissions	$ 100
Total Income	100
Expenses:	
NYS/NYC Income Taxes	425
Professional Services	2,235
Depreciation	487
General & Administrative	1,795
Total Expenses	4,942
Loss	(4,842)
Loss per Common Share	(.0054)
Weighted Average Number of Common Shares Outstanding	905,000

See Accompanying Notes to Financial Statements

RMS Securities, Inc.

Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2003

	Common Stock				
	Shares	Stated Value	Additional Paid In Capital	Retained Earnings	Total
Balance, January 1, 2003	905,000	$ 905	$ 58,922	$ (45,262)	$ 14,565
Loss For the Year Ended December 31,2003	-	-		(4,842)	(4,842)
Balance, December 31, 2003	905,000	$ 905	$ 58,922	$ (50,104)	$ 9,723

See Accompanying Notes to Financial Statements

RMS Securities, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2003

Cash Flows From Operating Activities:	
Net Loss	$ (4,842)
Depreciation Expense	487
Net Decrease in Other Receivables	2,185
Net Decrease in Accounts Payable	(2,651)
Net Increase in Accrued Taxes	487
Net Decrease in Loans to Officers	(6,785)
Net Increase in Other Payables	10,747
Net Cash (Used) Provided By Operating Activities	(372)
Cash Flows From Investing Activities:	-
Net Cash (Used) Provided By Investing Activities	-
Cash Flow From Financing Activities:	-
Net Cash (Used) Provided By Financing Activities	-
Net Increase (Decrease) in Cash	(372)
Cash, beginning of period	13,795
Cash, end of period	$ 13,423

See Accompanying Notes to Financial Statements

RMS Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND OPERATIONS

RMS Securities, Inc. ("the Company") was incorporated in the state of New York on September 19, 1995. The Company is registered as a Broker/Dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Business commenced on April 1, 1999. The Company intended to be a full service Broker/Dealer located in Staten Island, NY. Due to the current economic environment the Company is reevaluating its initial plans. Management has elected a December 31 year-end for the Company.

The Company, when operating, recommended securities and executed trades on behalf of clients. Customer accounts are maintained at Emmett A. Larkin, Inc. The Company has an agreement with Emmett A. Larkin Inc. to execute and clear trades on behalf of the Company, therefore, the Company is exempt from SEC rule 15c3-3.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash & Cash Equivalents
For the purpose of the statement of cash flows, cash equivalents include all highly liquid investments, with a maturity of three months or less.

Utilization of Estimates
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income Per Common Share
Net income per common share is computed based on the weighted average number of common shares outstanding and common stock equivalents, if not anti-dilutive.

Basis of Financial Statements
These financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America.

Property Plant & Equipment
Property plant & equipment are carried at cost less accumulated depreciation computed by the straight-line and accelerated methods.

RMS Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

NOTE 3. CAPITAL STOCK

In 1999 the Company amended the certificate of incorporation, increasing the number of authorized shares of common stock from 200 to 10,000,000 with a par value of $.001. Of which, 900,000 were issued to the founder in exchange for the 200 shares owned prior to the amendment. In addition, 5,000 shares of the common stock, $.001 par, were issued at $10 per share in a private placement

NOTE 4. RENT

The Company rents office space at 86 Mobile Ave, Staten Island, NY on a month-to-month basis. No rent was paid for the year ended December 31, 2003.

NOTE 5. NET CAPITAL REQUIREMENTS

As a SEC registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2003, the Company had net capital of $8,504 which was $3,504 in excess of required net capital of $5,000. The Company's net capital ratio was .76 to 1.

NOTE 6. INCOME TAXES

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes". Under this method, deferred income taxes are determined based on differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, and are measured based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. No provision for income taxes is included in the statement due to its immaterial amount.

Supplemental Information

RMS Securities, Inc.

Computation of Net Capital
December 31, 2003

Net Capital:

Total Ownership Equity qualified for Net Capital	$	9,723
Less: Non-allowable Assets		1,219
Total Net Capital		8,504
Haircuts		0
Net Capital		8,504
Minimum Dollar Requirement		5,000
Excess Net Capital		3,504

Aggregate Indebtedness:

Aggregate indebtedness as included in Statement of Financial Condition	$	11,234
Ratio of aggregate indebtedness to Net Capital		.76 to 1

Reconciliation:

Net Capital as per the December 31, 2003 Unaudited FOCUS Report, as filed	$	9,600
Net Adjustments		(1,096)
Net Capital as per the December 31, 2003 Audited Report, as filed	$	8,504